Filed by Nuveen Quality Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Texas Quality Municipal Income Fund

Commission File No. 811-06384

Shareholders Approve Nuveen Closed-End Fund Reorganization

NEW YORK, January 21, 2020 – Shareholders of Nuveen Texas Quality Municipal Income Fund (NYSE: NTX) have approved the fund’s reorganization into Nuveen Quality Municipal Income Fund (NYSE: NAD). Subject to the satisfaction of certain customary closing conditions, the transaction is expected to become effective before the market opens on February 18, 2020.

The monthly distributions typically declared the first business day of the month for NTX and NAD will be replaced by pre-closing distributions declared February 4, 2020, with a record date of February 14, 2020. The payable date will remain March 2, 2020. Following the transaction, the surviving fund, NAD, is expected to declare an additional post-closing distribution with a record date of February 26, 2020, payable March 2, 2020. For each fund, the total per-common share dollar amount of the pre- and post-closing tax-exempt distributions received on March 2, 2020 will be equal to or greater than the per-common share dollar amount of the prior month’s tax-exempt dividend.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Advisors

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen Fund Advisors and Nuveen affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at http://www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1 trillion in assets under management as of 30 September 2019 and operations in 24 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

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